UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7 to SCHEDULE 13D
Under the  Securities Exchange Act  of 1934

AUGUSTA  GOLD CORP.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

051276103
(CUSIP Number)

Augusta Investments Inc.
Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1
Canada
(604) 687-1717

Copy to:
Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter  disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 051276103

1	NAMES OF REPORTING PERSONS Augusta Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia
	7	SOLE VOTING POWER
44,251,115 (1)
NUMBER OF SHARES BENEFICIALLY
	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING
	9	SOLE DISPOSITIVE POWER
PERSON WITH:		44,251,115 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,251,115 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.21%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 25,385,388 shares of common stock of the Issuer (the “Shares”) and warrants to purchase 18,865,727 Shares.

(2)
The percentages used herein are calculated based upon 85,959,753 outstanding shares of Augusta Gold Corp. as of November 8, 2023, plus 18,865,727 common shares in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

CUSIP No. 051276103

1	NAMES OF REPORTING PERSONS Richard Warke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 45,051,115(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,051,115(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,051,115 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.65%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 25,385,388 Shares, warrants to purchase 18,865,727 Shares, and options exercisable for 800,000 Shares.

(2)
The percentages used herein are calculated based upon 85,959,753 outstanding shares of Augusta Gold Corp. as of November 8, 2023, plus 19,665,727 common shares in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and Richard Warke and are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Explanatory Note:

This Statement constitutes Amendment No. 7 (“Amendment No. 6”) to the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on March 12, 2021 (the “Original Schedule 13D”), as amended through to the date hereof (the “Amended Schedule 13D”) with respect to the common stock of Augusta Gold Corp. (the “I ssuer”), held by Augusta Investments Inc. (“Augusta Investments”) and Richard Warke (“Mr.Warke”).

This Schedule 13D supplements, amends and constitutes Amendment No. 9 to the Schedule 13D filed with the Commission by Augusta Investments on October 28, 2020, as amended through to the date hereof.

This Amendment No. 7 amends and supplements the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:
(i)	Augusta Investments acquired the additional 50,000 Shares using working capital.
Item 4. Purpose of Transaction
Item 4 of the Amended Schedule 13D as is hereby amended to add the following at the end thereof:

(i)	Augusta Investments acquired the additional 50,000 Shares through open market purchases in the ordinary course of business.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Amended Schedule 13D is hereby amended as follows:

(a)-(b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 85,959,753 shares of Common Stock issued and outstanding as of November 8, 2023, as reported on the Issuer’s Form 10-Q filed with the Commission on November 9, 2023) are as follows:

Augusta Investments

Augusta Investments owns Warrants to purchase an additional 18,865,727 shares of Common Stock. Augusta Investments is deemed to beneficially own the 18,865,727 shares of Common Stock issuable upon exercise of the Warrants. Mr. Warke is the sole officer and director of Augusta Investments and exercises sole voting and dispositive power over its securities of the Issuer. Augusta Investments has sole voting power and sole dispositive power with respect to a total of 44,251,115 shares of Common Stock.

The aggregate amount of shares of Common Stock beneficially owned by Augusta Investments represents approximately 42.21% of the issued and outstanding shares of Common Stock of the Issuer as calculated for purposes of this Schedule 13D.

(i)	Sole power to vote or to direct the vote: 44,251,115 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote: 0 shares.

(iii)	Sole power to dispose or direct the disposition: 44,251,115 shares of Common Stock.

(iv)	Shared power to dispose or direct the disposition: 0 shares.

Richard Warke

Mr. Warke is the sole officer and director of Augusta Investments and exercises sole voting and dispositive power over its securities of the Issuer. Therefore, Mr. Warke beneficially owns Warrants to purchase an additional 18,865,727 shares of Common Stock held by Augusta Investments and beneficially owns the 800,000 shares of Common Stock issuable upon exercise of the Option granted to him by the Issuer. Mr. Warke has sole voting power and sole dispositive power with respect to a total of 45,051,115 shares of Common Stock.

The aggregate amount of shares of Common Stock beneficially owned by Mr. Warke represents approximately 42.65% of the issued and outstanding shares of Common Stock of the Issuer as calculated for purposes of this Schedule 13D.

(i)	Sole power to vote or to direct the vote: 45,051,115 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote: 0 shares.

(iii)	Sole power to dispose or direct the disposition: 45,051,115 shares of Common Stock.

(iv)	Shared power to dispose or direct the disposition: 0 shares.

Item 5(c) of the Amended Schedule 13D is hereby amended as follows:

(c) Augusta Investments acquired the additional shares of Common Stock listed below, using working capital, following the Schedule 13D made with the Securities and Exchange Commission on June 30, 2023:

Date	Number of Shares	Purchase Price
09/22/2023	20,000	C$0.65 (US$0.48 using exchange rate of 1.3464)

10/10/2023	5,000	C$0.66 (US$0.49 using exchange rate of 1.3591)

10/11/2023	5,000	C$0.70 (US$0.51 using exchange rate of 1.3603)

10/11/2023	5,000	C$0.71 (US$0.52 using exchange rate of 1.3603)

10/13/2023	5,000	C$0.73 (US$0.53 using exchange rate of 1.3661)

11/15/2023	10,000	C$0.59 (US$0.43 using exchange rate of 1.3675)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

On December 13, 2023, Augusta Investments entered into Amendment Number Two (the “Amendment Two”) to its previously disclosed Secured Promissory Note issued by the Issuer on September 13, 2022 in the amount of US$22,232,561 (the “Note”). The Amendment Two amends Section 1 of the Note to change the outside maturity date of the Note from December 13, 2023, to March 31, 2024. In consideration for the Lender granting an extension to the maturity date, the Issuer has agreed to pay to the Lender an extension fee of $33,501.12, which amount will be accrued and due on the maturity date. Other than the amendment to the definition of maturity date under the Note and the agreement to pay the extension fee, the Amendment Two does not otherwise amend, alter, supplement or change the provisions of the Note and the Note remains an outstanding obligation of the Issuer.
.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 15, 2023

AUGUSTA INVESTMENTS INC.

By:    /s/ Richard Warke
Name: Richard Warke
Title: President

___/s/ Richard Warke_____________
Richard Warke